EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

March 18, 2010

TSX Venture Exchange:    EMR

 OTC Bulletin Board:    EGMCD.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD GRANTS OPTIONS

Emgold Mining Corporation (the "Company" or "Emgold") has granted a total of 560,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of $0.25 per share. The stock options were issued in accordance with the Company's 10% rolling stock option plan adopted by the Company's shareholders on June 8, 2005.  Continuance of the plan is approved by shareholders on an annual basis and the plan was last approved by shareholders on September 18, 2009.

Emgold is currently in the advanced stage of permitting for the Idaho-Maryland Gold Project in Grass Valley, CA.  The Idaho-Maryland Mine operated from 1862 to 1956 and produced 2.4 million ounces of gold at an average grade of 0.43 ounces per ton.  The Idaho-Maryland Project has a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold and an inferred resource of 1,002,000 ounces of gold.

Emgold recently acquired the Buckskin Rawhide Property in Nevada.  Buckskin Rawhide is adjacent to the Rawhide Mine owned and operated by Kennecott Minerals Company.

Emgold recently completed a lease option and purchase agreement for its Rozan Property in British Columbia with Valterra Resource Corporation.  The Company is currently seeking to option its Stewart Property, also located in British Columbia.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com